Exhibit 99.1

181 University Ave., Suite 2000
Toronto, ONM5H 3M7
Tel: 416-703-6298
Fax: 416-703-7764

NEWSRELEASE

LAKE SHORE GOLD SIGNS FORMAL AGREEMENT FOR OPTION ON COMPANY’S MEXICAN
EXPLORATION PROPERTIES

TORONTO, ONTARIO—(Marketwire — December 14, 2011) - Lake Shore Gold Corp. (TSX:LSG) (NYSE Amex:LSG) (“Lake Shore Gold” or the “Company”) today announced that it has signed a formal option agreement with Revolution Resources Corp. (TSX:RV) (“Revolution”) through which Revolution may acquire up to 100% of the Company’s four Mexican property positions, including the Universo, Montaña de Oro, Lluvia de Oro and La Bufa properties. As a result of signing the formal agreement, Revolution will issue to Lake Shore Gold common shares representing a 9.9% equity interest in Revolution. Included in the terms of the agreement are requirements that will allow Revolution to acquire a 60% interest in the Company’s Mexican properties as well as additional requirements through which Revolution can acquire a 100% interest in some or all of the properties. A review of these requirements and other terms of the agreement are provided in the Company’s press release, entitled Lake Shore Gold Enters into Letter Agreement for Option on Company’s Mexican Exploration Asset Portfolio, dated September 15, 2011.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are pleased to have completed our agreement with Revolution which will position Lake Shore Gold as a major shareholder of Revolution and allow us to remain leveraged to the significant value potential of our Mexican properties. Revolution has a very capable exploration team, whose expertise and experience working in Mexico, makes it well suited to move these properties forward. We are encouraged that initial drill programs are planned and moving forward and we will look forward to the release of drill results as the work advances.”

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and expanded to a current capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com